Amendment No. 1 dated October 20, 2003
to the Short Form Prospectus dated September 15, 2003

          No securities regulatory authority in Canada has expressed an opinion about these securities and it is an offence to claim otherwise. The short form prospectus dated September 15, 2003 as amended by this amendment, constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act.

CARDIOME PHARMA CORP.

          The short form prospectus dated September 15, 2003 of Cardiome Pharma Corp. ("Cardiome" or the "Company") relating to the qualification for distribution of common shares of Cardiome (the "short form prospectus") is hereby amended, and is to be read subject to the additional information set forth below. Unless defined herein, all capitalized terms have the meanings given in the short form prospectus.

Summary of Amendments

          This Amendment No. 1 amends the short form prospectus: (i) to disclose that Cardiome has entered into a collaboration and license agreement with Fujisawa Healthcare, Inc. ("Fujisawa") for the co-development, and Fujisawa's exclusive commercialization, of the intravenous administration of Cardiome's antiarrhythmic agent, RSD1235, subject to regulatory approval; (ii) to disclose the summary of results of our proof-of-concept trial on the intravenous application of oxypurinol for the treatment of congestive heart failure; and (iii) to disclose that on September 23, 2003, Cardiome issued and sold to the Underwriters 3,810,000 common shares for aggregate gross proceeds of $20,002,500, upon the terms and conditions described in the short form prospectus.

Specific Amendments to the Short Form Prospectus

Fujisawa Agreement

(1) The following paragraph is inserted on page 3 of the short form prospectus after item 21 under the heading "Documents Incorporated by Reference":

22.
Material Change Report of the Company dated October 16, 2003 announcing that it has entered into a strategic partnership agreement with Fujisawa Healthcare, Inc. ("Fujisawa") for the co-development, and Fujisawa's exclusive commercialization, of the intravenous administration of Cardiome's antiarrhythmic agent, RSD1235, subject to regulatory approval.

(2)          The paragraph on pages 4 and 5 of the short form prospectus under the sub-heading "RSD1235" under the heading "The Company – Summary of Current Projects" is deleted in its entirety and replaced with the following:

RSD1235           RSD1235 is an agent used to treat atrial arrhythmia that is suitable for intravenous administration in a hospital setting and may be developed for chronic oral therapy. In a Phase II clinical trial using intravenous administration of RSD1235, the drug effectively terminated atrial fibrillation ("AF") and converted AF to normal heart rhythm. The Phase II clinical trial, completed in September 2002, involved 56 new-onset AF patients and showed that RSD1235 terminated AF in 61% of patients receiving the drug compared to 5% of patients receiving the placebo within 30 minutes of the end of infusion of the drug. In a proof-of-concept oral dosing study in humans completed in December 2002, RSD1235 was also shown to have significant oral bioavailability suggesting it could also be used for chronic oral therapy. On August 6, 2003, we initiated a Phase III clinical trial, called ACT 1, for the intravenous administration of RSD1235. This is the first of three Phase III clinical trials that we, together with Fujisawa, our development partner, plan to conduct to support our application for regulatory approval of RSD1235 in the United States and Canada. ACT 1 will involve studies in approximately 420 patients and will provide data on the level of safety and effectiveness of RSD1235 in the acute treatment of atrial fibrillation and atrial flutter. The primary goals of the clinical trial are to convert atrial arrhythmia to normal heart rhythm and observe neurological and cardiovascular effects of the drug, with particular emphasis on lack of side-effect arrhythmias. ACT 1 is projected to be completed in the second half of 2005 and cost approximately U.S.$10.7 million, of which approximately U.S.$2.7 million are expected to be incurred in the fiscal year ending December 31, 2003. We are responsible for 25% of these costs while Fujisawa will be responsible for the remaining 75%. With respect to the clinical development of the oral application of RSD1235, we continue to evaluate several strategic options on formulation and the design of clinical trials. We expect to begin formulation work in the first half of 2004.

(3) The following paragraph is inserted on page 6 of the short form prospectus after the fourth paragraph under the heading "Recent Developments":

          On October 16, 2003, we entered into a collaboration and license agreement with Fujisawa for the co-development and commercialization of RSD1235 as an intravenous formulation for the treatment of atrial fibrillation and atrial flutter. Pursuant to the agreement, we have granted to Fujisawa an exclusive license to RSD1235 and its related technology to develop, make and sell intravenous or injectable drugs in North America, including a right to sublicense to third parties. The agreement is subject to receipt of regulatory approval under anti-competition legislation in the United States, at which time the principal terms of the agreement will become effective (the "Effective Date"). We expect that the Effective Date will occur on or before October 31, 2003. We retain the rights to the intravenous formulation of RSD1235 for markets outside of North America and worldwide rights to the oral formulation of RSD1235 for chronic atrial fibrillation.

          Under the terms of the agreement, Fujisawa has agreed to pay us an up-front payment of U.S.$10 million on the Effective Date, milestone payments of up to U.S.$54 million based on achievement of specified development and commercialization milestones, as well as royalties based on future net sales and sublicense revenue. Fujisawa is also responsible for 75% of all the remaining development costs, including costs associated with the ACT 1 trial incurred prior to the signing of the agreement, and all marketing costs for the intravenous application of RSD1235 in North America. Fujisawa has also agreed to make further milestone payments with respect to any subsequent drugs developed under the agreement. In addition, we have the right to require Fujisawa to acquire U.S.$4 million of our common shares at a 25% premium to the average closing price of our common shares on the TSX over a 30 calendar day period at any time within the twelve-month period after the Effective Date. The agreement can be terminated entirely, or on a country by country basis, by either party if certain development or commercialization milestones are not met. Unless the agreement is otherwise terminated, the royalty payment period for each country will expire on the later of the expiration of the last valid claim of our patent rights or the date upon which competitive sales exceed a certain percentage of the market in the country for a certain period of time.

          All development activities will be jointly managed by Fujisawa and us. Fujisawa will be responsible for the development plan, NDA application and registration, along with the commercial manufacturing, marketing and sale of RSD1235. Cardiome will manage the ongoing ACT 1 trial and the second planned study known as ACT 2. Cardiome will also be responsible for the continued manufacturing of clinical supplies of RSD1235.

(4)           The paragraph on page 17 of the short form prospectus under the sub-heading "We do not have the marketing expertise needed for the commercialization of our products" under the heading "Risk Factors" is deleted in its entirety and replaced with the following:

          Although we do not have any immediate need to market products because we are in the development stage, we do not currently have the resources to market the products that we may develop. Marketing of new products presents greater risks than are posed by the continued marketing of proven products. Accordingly, if we are able to develop any products with commercial potential, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide the financial and other resources needed to market such products. We recently entered into an agreement pursuant to which, among other things, we licensed to Fujisawa the rights to market in North America the intravenous formulation of RSD1235, after it has been developed as a product. Our ability to develop our own marketing capability is untested. Our ability to negotiate favorable terms in connection with additional arrangements to market our product(s) through joint venture, license or other arrangements is unknown at this time. Extensive licensing or joint venture agreements will also result in less income than if we marketed the products ourselves.

(5)           The paragraph on pages 17 and 18, and the first two full paragraphs on page 18, of the short form prospectus under the sub-heading "Our success is dependent upon our ability to enter into, and successfully manage, corporate collaborations with third parties in connection with services we will need for the development and commercialization of our products" under the heading "Risk Factors" are deleted in their entirety and replaced with the following:

          The success of our business is largely dependent on our ability to enter into corporate collaborations regarding the development of, clinical testing of, seeking regulatory approval for, and commercialization of, our current product candidates. We have recently entered into a collaboration and license agreement with Fujisawa with respect to the development and commercialization of the intravenous formulation of RSD1235 in North America. We also have a collaboration with UCB for a project we no longer own. In addition, we are currently seeking additional corporate collaborations or partnerships for the intravenous formulation of RSD1235 outside of North America and other current projects. There can be no assurance, however, that we will be able to establish any such corporate collaborations or partnerships on favourable terms, or at all or within any projected time frame. Even if we are successful in establishing such relationship, these collaborations may not result in the successful development of our product candidates or the generation of revenue.

          Our success is highly reliant upon the performance of Fujisawa and our future corporate collaborators, if any. The amount and timing of resources to be devoted to activities by Fujisawa and future corporate collaborators, if any, are not within our direct control and, as a result, there can be no assurance that Fujisawa or our future corporate collaborators will commit sufficient resources to our research and development projects or the commercialization of our products. Fujisawa or our future corporate collaborators, if any, might not perform their obligations as expected and might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Disputes may arise with respect to ownership of technology developed under any such corporate collaborations.

          Because the success of our business is largely dependent upon our ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from our management team and effective allocation of our resources. Because we are currently involved in only two collaborations, one of which relates to a project we no longer own, our ability to simultaneously manage a number of active corporate collaborations is untested.

Oxypurinol Trial Results

          The first paragraph under the sub-heading "Oxypurinol" under the heading "The Company – Summary of Current Projects" on page 5 of the short form prospectus is deleted in its entirety and replaced with the following:

Oxypurinol           In the oxypurinol program, we expect to determine if oxypurinol is a safe and effective therapy for the treatment of congestive heart failure. We submitted an investigational new drug application with the U.S. Food and Drug Administration in June 2002. In March 2003, we initiated a Phase II/III clinical trial on using the oral application of oxypurinol to treat congestive heart failure. This Phase II/III clinical trial will involve studies in 400 patients with moderate to severe symptomatic congestive heart failure (rated by the New York Heart Association as class III-IV) and will demonstrate the level of safety and effectiveness of oxypurinol in the treatment of congestive heart failure. The primary goals of the clinical trial are to establish, using several clinical efficacy measures, the overall number of patients who improve, worsen or remain unchanged from oxypurinol versus placebo during a six-month course of therapy. The Phase II/III clinical trial is estimated to cost U.S.$6.7 million, of which at least U.S.$1.2 million will be incurred in the fiscal year ending December 31, 2003. We anticipate the completion of this trial by the end of 2004.

          We have recently completed a proof-of-concept trial on the intravenous application of oxypurinol for the treatment of congestive heart failure. The trial included 18 patients with coronary heart disease. The administration of intravenous oxypurinol (200mg) reduced xanthine oxidase activity by 65% (p< 0.05) across the broad patient group. In the sub-set of 13 patients in whom acetylcholine challenge produced vasoconstriction, oxypurinol reduced the observed vasoconstriction by 33% (p< 0.05), and increased coronary flow velocity by > 20% (p< 0.05). These results indicate that oxypurinol, by inhibiting xanthine oxidase activity, improves the impaired endothelial function in patients with coronary artery disease. We plan to initiate this year, two additional proof-of-concept trials, one on the intravenous application of oxypurinol and one on the oral application of oxypurinol for the treatment of congestive heart failure. The estimated cost associated with all three proof-of-concept trials is U.S.$500,000. We expect that the second intravenous oxypurinol trial will be completed by the end of 2003 and the oral oxypurinol trial will be completed in the first half of 2004.

Closing of Offering

          The cover page of the short form prospectus and the disclosure under the heading "Plan of Distribution" on page 8 is updated throughout with the information that the Offering closed on September 23, 2003 upon the terms and conditions described in those sections of the short form prospectus. Cardiome issued and sold to the Underwriters 3,810,000 common shares for aggregate gross proceeds of $20,002,500. As of the date of this Amendment No. 1, Cardiome has not received notice of the exercise of the Over-Allotment Option which expires on October 23, 2003.

Purchasers' Statutory Rights

          Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission, or in some jurisdictions, damages, if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory.

          Purchasers should refer to any applicable provisions of the securities legislation of their province or territory for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE COMPANY

Dated: October 20, 2003

          The short form prospectus dated September 15, 2003 as amended by this amendment, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus as required by the securities legislation of each of the provinces of Canada and the Yukon Territory. For the purpose of the Province of Quebec, the simplified prospectus dated September 15, 2003 as amended by this amendment, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

"Robert W. Rieder" (signed)	"Douglas G. Janzen" (signed)
ROBERT W. RIEDER	DOUGLAS G. JANZEN
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"Mark C. Rogers" (signed)	"Kim Sun Oh" (signed)
MARK C. ROGERS	KIM SUN OH
Chairman and Director	Director

CERTIFICATE OF THE UNDERWRITERS

Dated: October 20, 2003

          To the best of our knowledge, information and belief, the short form prospectus dated September 15, 2003 as amended by this amendment, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus as required by the securities legislation of each of the provinces of Canada and the Yukon Territory. For the purpose of the Province of Quebec, the simplified prospectus dated September 15, 2003 as amended by this amendment, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

	ORION SECURITIES INC.		SPROTT SECURITIES INC.

By:	"Michael Denny" (signed)	By:	"W. Jeffrey Kennedy" (signed)

FIRST ASSOCIATES INVESTMENTS INC.

By:	"Paul R. Moase" (signed)

	RAYMOND JAMES LTD.		RESEARCH CAPITAL CORPORATION

By:	"Patrick Wolfe" (signed)	By:	"Steven D. Ottaway" (signed)